Exhibit 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q1 results on May 11, 2021

Company to hold virtual Annual Meeting of Shareholders

Meeting materials are now available

Toronto, Ontario, April 6, 2021 – Kinross Gold Corporation (TSX:K; NYSE:KGC) will release its financial statements and operating results for the first quarter of 2021 on Tuesday, May 11, 2021, after market close. On Wednesday, May 12, 2021 at 7:45 a.m. EDT Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – (833) 968-2237; Passcode: 8799762

Outside of Canada & US – (825) 312-2059; Passcode: 8799762

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Passcode: 8799762

Outside of Canada & US – +1 (416) 621-4642; Passcode: 8799762

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Virtual Annual Meeting of Shareholders

Kinross’ Annual Meeting of Shareholders will be held on Wednesday, May 12, 2021 at 10:00 a.m. EDT.

The Company has elected to hold a virtual meeting via a live audio webcast given the continued impact of the COVID-19 pandemic. Kinross believes this is a prudent approach that prioritizes the health and safety of shareholders and employees, while still providing the same level of disclosure, transparency and participation as previous meetings.

The virtual meeting will be accessible online at: web.lumiagm.com/406172480

Voting and participation instructions for eligible shareholders are provided in the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular.

The link to the virtual meeting will also be accessible at www.kinross.com and will be archived for later use.

The 2020 Annual Report, Management Information Circular, Annual Information Form and Form 40-F have also been filed with SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Shareholders may also receive a copy of Kinross’ audited financial statements without charge upon request to Kinross Gold’s Investor Relations Department, 25 York Street, 17th Floor, Toronto, Ontario, Canada, M5J 2V5 or to info@kinross.com.

Access Kinross’ Management Information Circular and 2020 Annual Report here:

https://www.kinross.com/news-and-investors/default.aspx?section=meeting

www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

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